Correspondence

OpGen, Inc.
708 Quince Orchard Road, Suite 205
Gaithersburg, MD 20878

March 22, 2019

United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549
 Attention:  David Link

Re:	OpGen, Inc. Registration Statement on Form S-1 File Number 333-230036

Ladies and Gentlemen:

On behalf of OpGen, Inc., (the “Company”), and pursuant to Rule 461 under the Securities Act of 1933, as amended, the undersigned respectfully requests that the effective date for the above-referenced Registration Statement on Form S‑1 be accelerated so that it will be declared effective at 4:30 p.m. on March 25, 2019, or as soon thereafter as is practicable.
Please direct any questions regarding the foregoing to the undersigned at (301) 869-9683 or to Mary J. Mullany at (215) 864-8631.

Sincerely,
/s/ Timothy C. Dec
Timothy C. Dec Chief Financial Officer OpGen, Inc

cc: Mary J. Mullany, Esq.